Exhibit 2.1

Changyou.com Receives Letter Regarding Previous

Preliminary Non-Binding Proposal to Acquire the Company

Beijing, China, February 1, 2018 - Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that on January 30, 2018 its board of directors (the “Board”) received a letter from Dr. Charles Zhang, the Chairman of the Board of the Company, regarding the previously-announced non-binding proposal (the “Proposal”) that the Board received on May 22, 2017 from Dr. Zhang for the acquisition of all outstanding shares in the registrant, including shares represented by American depositary shares (the “Proposed Transaction”), by an acquisition vehicle to be formed by Dr. Zhang. Dr. Zhang stated in the letter that he was submitting the letter to reaffirm his commitment to the Proposed Transaction and to advise the Board that he is reviewing the purchase price he originally proposed. A copy of Dr. Zhang’s letter is attached hereto as Exhibit A.

The Proposal remains non-binding. Dr. Zhang has not indicated what his review of the purchase price might entail or what further steps, if any, he might take in that regard.

As previously announced, the Board has formed a special committee (the “Special Committee”) to consider and evaluate the Proposal. The Special Committee cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made by the Special Committee or the Board with respect to the Proposal or the Proposed Transaction, and there can be no assurance that any definitive offer will be made, any agreement will be executed or that this or any other transaction will be approved or consummated.

Safe Harbor Statement

This announcement may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that any definitive offer relating to the Proposal will be made; that any definitive agreement relating to the Proposal will be entered into by the Company; or that a transaction based on the Proposal or any other similar transaction will be approved or consummated.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Changyou.com Limited

Investor Relations Department

Tel:         +86 (10) 6192-0800

E-mail:    ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Exhibit A

January 30, 2018

The Board of Directors

Changyou.com Limited

Changyou Building

Raycom Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043, People’s Republic of China

Re: Previously Submitted Preliminary Non-binding Proposal to Acquire All Outstanding Shares in Changyou.com Limited (the “Company”)

Dear Members of the Board of Directors:

Reference is made to the preliminary non-binding proposal, dated May 22, 2017 (the “Original Proposal”), submitted by the undersigned, Mr. Charles Zhang, chairman of the board of directors (the “Board”) of the Company, to acquire all of the outstanding Class A and Class B ordinary shares of the Company (the “Shares”), including Shares represented by American depositary shares (“ADS”) (the “Proposed Transaction”), at a purchase price equal to US$21.05 per share (or $42.10 per ADS).

I very much appreciate the time spent and effort made by the special committee (the “Special Committee”) of the Board and its advisors to date in considering the Original proposal. I am submitting this letter to reaffirm my commitment to the Proposed Transaction and to advise the Board that I am reviewing the purchase price proposed in the Original Proposal.

My decision to review the purchase price proposed in the Original Proposal has been a difficult one but is necessitated by the tougher than expected environment faced by the Company and the Proposed Transaction, including in particular, since the Original Proposal: (i) the weaker than expected financial and operational performance of the Company as identified, among other things, in the Company’s earnings releases since the Original Proposal, (ii) the increased competitiveness in the Chinese online gaming market, and (iii) strengthened regulatory oversight on Chinese outbound mergers and acquisitions transactions.

I continue to be fully committed to the Proposed Transaction and look forward to continue working with the Special Committee and its advisors. Should you have any questions, please do not hesitate to contact the undersigned.

Charles Zhang